UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __ )

CNS, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

126136100

(CUSIP Number)

Donald F. Parman, Esq.

GlaxoSmithKline

One Franklin Plaza

Philadelphia, Pennsylvania 19102

(215) 751-7633

With a copy to

Victor I. Lewkow, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Page 1 of 11 Pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,016,191 (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 1,016,191 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,016,191 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (See Item 5)
14	TYPE OF REPORTING PERSON CO

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Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of CNS, Inc., a Delaware corporation (“CNS”). The address of CNS’s principal executive offices is 7615 Smetana Lane, Eden Prairie, Minnesota, 55344.

Item 2. Identity and Background

(a) – (c)        This statement is filed by GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”). The address of GSK’s principal business and principal office is 980 Great West Road, Brentford, Middlesex, TW8 9GS, England. GSK is one of the world’s leading research-based pharmaceutical and healthcare companies.

Certain information with respect to the executive officers and directors of GSK is set forth in Schedule A, which is incorporated herein by reference.

(d)        During the last five years neither GSK nor, to the best knowledge of GSK, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         During the last five years neither GSK nor, to the best knowledge of GSK, any of the persons listed on Schedule A, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)         GSK is organized under the laws of England and Wales. Schedule A sets forth the citizenship of the executive officers and directors of GSK.

Item 3.  Source and Amount of Funds or Other Consideration

As described in response to Item 4, each of Martha Morfitt and Daniel E. Cohen (the “Stockholders”) entered into a Voting and Support Agreement (as defined below) with GSK as an inducement to GSK to enter into the Merger Agreement (as defined below) described in Item 4. GSK did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Voting and Support Agreements. In addition, the Stockholders granted GSK an irrevocable proxy for the purpose of voting the shares covered by the Voting and Support Agreements. GSK expects the consideration to be paid to the holders of Common Stock following consummation of the Merger (as defined below) will be provided from working capital of GSK and its subsidiaries.

Item 4.  Purpose of Transaction

(a) – (b)             On October 8, 2006, GSK, Platform Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of GSK (“Merger Sub”), and CNS entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into CNS (the “Merger”), with CNS continuing as the surviving corporation in the Merger and an indirect wholly owned subsidiary of GSK, upon the terms and subject to the conditions set forth in the Merger Agreement. A copy of the Merger Agreement is

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included as Exhibit 1 hereto, which is incorporated herein by reference. The description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 1.

In connection with the execution of the Merger Agreement, in order to induce GSK to enter into the Merger Agreement, each of the Stockholders entered into a Voting and Support Agreement with GSK, in each case dated as of October 8, 2006 (each a “Voting and Support Agreement” and, together, the “Voting and Support Agreements”). Pursuant to the Voting and Support Agreements, each Stockholder has agreed, among other things, subject to the terms and conditions of the Voting and Support Agreements: (a) to appear at any meeting of the stockholders of CNS or otherwise cause all outstanding shares of Common Stock owned by him or her to be counted as present for quorum purposes; (b) to vote all outstanding shares of Common Stock owned by him or her in favor of the approval and adoption of the “agreement of merger” (as such term is used in Section 251 of the Delaware General Corporation Law) contained in the Merger Agreement and any action required in furtherance thereof; (c) to vote all outstanding shares of Common Stock owned by him or her against any acquisition transaction other than the Merger and against any other transaction or proposal which could reasonably be expected to prevent or materially impede or delay the consummation of the Merger or to deprive GSK of any material portion of the benefits anticipated by GSK to be received from the Merger or change the voting rights of the Common Stock; (d) to appoint GSK as his or her attorney and proxy in accordance with the Delaware General Corporation Law for purposes of securing the voting commitments described above; and (e) to not transfer, assign, sell, gift-over, pledge or otherwise dispose of or encumber any or all of the shares of Common Stock or options to acquire shares of Common Stock owned by him or her. The Voting and Support Agreements were executed by the Stockholders solely in their respective capacities as stockholders of CNS.

Each Voting and Support Agreement terminates upon the earliest to occur of: (i) the effective time of the Merger; (ii) the termination of the Merger Agreement; and (iii) the mutual agreement of the parties to such Voting and Support Agreement. The name of each Stockholder and the number of shares of Common Stock held by such Stockholder and subject to the applicable Voting and Support Agreement are set forth in Item 5. A copy of the Voting and Support Agreement between GSK and Martha Morfitt is included as Exhibit 2 hereto, and copy of the Voting and Support Agreement between GSK and Daniel E. Cohen is included as Exhibit 3 hereto. The description of the Voting and Support Agreements contained herein is qualified in its entirety by reference to Exhibit 2 and Exhibit 3, each of which is incorporated herein by reference.

(c)         Not applicable.

(d)         Pursuant to the Merger Agreement, at the effective time of the Merger, the directors and executive officers of Merger Sub immediately prior to the Merger will become the directors and executive officers of the surviving corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

(e)         Not applicable.

(f)         During the period from the date of the Merger Agreement to the earlier of the effective time of the Merger and the termination of the Merger Agreement, the Merger Agreement prohibits CNS from paying any dividends on any capital stock of CNS.

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(g)         Pursuant to the Merger Agreement, (i) the certificate of incorporation of the surviving corporation in the Merger will be amended as of the effective time of the Merger to reflect the provisions of Merger Sub’s certificate of incorporation, and (ii) the bylaws of Merger Sub as in effect immediately prior to the effective time of the Merger will be the bylaws of the surviving corporation in the Merger.

(h)-(i)  Upon consummation of the Merger, the Common Stock will be delisted from the Nasdaq National Market and will become eligible for termination of registration pursuant Section 12(g)(4) of the Securities Exchange Act of 1934.

(j)          Other than as described above, GSK currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although GSK reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a)-(b) By virtue of the Voting and Support Agreements, GSK may be deemed to share with the Stockholders the power to vote or dispose of the shares of Common Stock subject to the Voting and Support Agreements. Accordingly, as of the date hereof, by virtue of the Voting and Support Agreements, GSK may be deemed to be the beneficial owner of 1,016,191 shares of Common Stock, which represent 7.3% of the issued and outstanding shares of Common Stock as of October 8, 2006, based on CNS’s representation in the Merger Agreement that there were 14,009,520 shares of Common Stock issued and outstanding at that date. Of the 1,016,191 shares of Common Stock which GSK may be deemed to beneficially own, 638,051 are issued and outstanding on the date hereof and 378,140 could be purchased under stock options exercisable within 60 days.

The following chart set forth the names of the Stockholders, the number of their shares of Common Stock (including shares issued and outstanding on the date hereof and shares which may be purchased under stock options exercisable within 60 days), and the percentage of CNS’s issued and outstanding shares of Common Stock represented by such shares of Common Stock:

Stockholder	Number of Shares of Common Stock	Percentage*
Martha Morfitt	671,794	4.8%
Daniel E. Cohen	344,397	2.5%

* Based on 14,009,520 shares outstanding as of October 8, 2006.

Pursuant to Rule 13d-4 under the Act, this Schedule 13D shall not be deemed an admission that GSK is, for purposes of Section 13(d) of the Act, the beneficial owner of any of the equity securities of CNS that are subject to the Voting and Support Agreements. Except as set forth in this Item 5, neither GSK nor, to the best of GSK’s knowledge, any person identified on Schedule A hereto, beneficially owns any shares of Common Stock.

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(c)         Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by GSK or, to the best of GSK’s knowledge, any person identified on Schedule A hereto, during the last 60 days.

(d)-(e)	Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 of this Schedule 13D and the agreements and other documents set forth on the Exhibits attached hereto are incorporated herein by reference. To the best knowledge of GSK, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between any of such persons and any other person with respect to any securities of CNS, including but not limited to transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of CNS.

Item 7.	Material to be Filed as Exhibits
Exhibit 1	Agreement and Plan of Merger, dated as of October 8, 2006 among GSK, Merger Sub and CNS.
Exhibit 2	Voting and Support Agreement, dated as of October 8, 2006, between GSK and Martha Morfitt.
Exhibit 3	Voting and Support Agreement, dated as of October 8, 2006, between GSK and Daniel E. Cohen.

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SIGNATURE

After reasonable inquiry, and to the best of knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 18, 2006

GLAXOSMITHKLINE PLC

By:      /s/ Julian S. Heslop

Name: Julian S. Heslop

Title: Chief Financial Officer

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Schedule A

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Dr. Jean-Pierre Garnier	One Franklin Plaza Philadelphia, PA 19102	Chief Executive Officer	French/USA
Julian Heslop	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Financial Officer	British
Dr. Moncef Slaoui	709 Swedeland Road King of Prussia, PA 19406	Executive Director Chairman Research and Development	Belgian
Sir Christopher Gent	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Sir Crispin Davis	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Sir Ian Prosser	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Tom de Swaan	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Dutch
Lawrence Culp	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	USA
Sir Deryck Maughan	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Dr. Ronaldo Schmitz	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	German

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Sir Robert Wilson	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Dr. Daniel Podolsky	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	USA
GlaxoSmithKline Company Secretary
Simon Bicknell	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Corporate Executive Team
Dr. Jean-Pierre Garnier	One Franklin Plaza Philadelphia, PA 19102	Chief Executive Officer	French/USA
Julian Heslop	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Financial Officer	British
Rupert M. Bondy	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President & General Counsel	British
Ford Calhoun	One Franklin Plaza Philadelphia, PA 19102	Chief Information Officer	USA
John Clarke	One Franklin Plaza Philadelphia, PA 19102	President Consumer Healthcare	New Zealand
Marc Dunoyer	GSK Building 6-15, Sendagaya 4 chome, Shibuya-ku Tokyo 151-8566	President Pharmaceuticals Japan	French
Russell Greig	980 Great West Road Brentford Middlesex, England TW8 9GS	Pharmaceuticals International	British
Daniel J. Phelan	One Frankin Plaza Philadelphia, PA 19201	Senior Vice President Human Resources	USA

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David Pulman	Five Moore Drive PO Box 13398 Research Triangle Park North Carolina 27709	President Global Manufacturing & Supply	British
Dr. Moncef Slaoui	709 Swedeland Road King of Prussia, PA 19406	Executive Director Chairman Research and Development	Belgian
David M. Stout	One Franklin Plaza Philadelphia, PA 19102	President Pharmaceutical Operations	USA
Christopher Viehbacher	Five Moore Drive PO Box 13398 Research Triangle Park North Carolina 27709	President US Pharmaceutical	German/Canadian
Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	President Pharmaceuticals Europe	British
Duncan Learmouth	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President Corporate Communication Community Partnerships	British

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